SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

?

RYANAIR ANNOUNCES Q1 PROFIT OF €137M

FARES FALL 13% AS TRAFFIC GROWS 11% TO 17M  PASSENGERS

Ryanair, Europe's largest low fare airline today (27 July 2009) announced a Q1 Net Profit of €136.5m, a €115.5m (550%) increase over last year's Q1 figure. Total revenues were flat due to an 11% rise in traffic being offset by a 13% decline in average fares. Unit costs fell by 26% due to lower fuel prices (excluding fuel they fell by 5%) and reductions in staff, airport and handling costs.

Summary Table of Results (IFRS) - in euro

Quarter Results	Jun 30, 2008	Jun 30, 2009	% Change
Passengers	15.0m	16.6m	+11%
Revenue	€776.9m	€774.7m	0%
Adjusted Profit/(Loss) after Tax (Note 1)	€21.0m	€136.5m	+550%
Adjusted Basic EPS(euro cent) (Note 1)	1.42	9.26	+552%

            Announcing these results Ryanair's CEO, Michael O'Leary, said:

"These quarterly results are distorted by a 42% reduction in fuel costs. Thanks to a 13% reduction in average fares we grew traffic by 11%, which was a robust performance in a deep recession, when many of our competitors were cutting flights, losing traffic and reporting increased losses. Our Net Profit Margin rose to an industry leading 18% and our balance sheet was strengthened as cash balances rose to €2.5bn at the quarter end. Ancillary revenues also outpaced scheduled traffic growth and rose by 13% to €165.3m.

"Fuel costs fell by 42% to €214m as we reaped the benefit of not engaging in fuel hedging last year when prices were high. Unit costs (excluding fuel) fell by 5% as we continued to reduce costs across all other areas. We have taken advantage of the recent drop in fuel prices to extend our hedging programme for FY10 to 90% for the first 3 quarters at an ave. price of $620 per tonne and 60% for Q4 at $610 per tonne. Should we hedge the balance of our FY10 fuel at $620 per tonne we would lock in a full year fuel cost saving of approx. €460m.

"Most of our competitors have recently reported declining traffic, falling yields and substantial losses. This is accelerating the pace of airline closures and consolidations. In recent weeks Sky Europe sought Chapter 11 protection in the Hungarian courts, and My Air ceased operations in Italy. Our Q1 traffic growth of 11% to 16.6m has extended Ryanair's leadership over the other Big 3 (high fare, fuel surcharging) airline groups - Air France, BA and Lufthansa. Our successful roll out of new routes and bases demonstrates the fundamental strength of Ryanair's lowest fares model which even during deep recessions continues to deliver growth.

"The dramatic decline in Britain's traffic and tourism figures is directly due to the British government's £10 APD tax and the BAA's high airport charges. In the first half of 2009 traffic at the BAA's UK airports collapsed by 9%, a loss of almost 5m passengers. Sadly the Irish government decided to follow this failed tourism policy and imposed a €10 tourist tax in April. This caused Ireland to suffer a calamitous 18% decline in visitors in May alone, as a combination of the DAA's high airport fees and a crazy tourist tax, makes Ireland a totally uncompetitive tourism destination. We now expect the traffic at the main Irish airports to fall by 20% this winter as Irish tourism collapses under the weight of this €10 tourist tax. We again call on the Irish and British governments to follow the more sensible leads of the Belgian, Dutch, Greek and Spanish governments, all of whom have recently scrapped tourist taxes and have reduced airport charges, in some cases to zero, in order to stimulate tourism.

"Our 2 newest bases at Pescara and Trapani in Italy are performing well and we will open our 33rd  European base at Porto (Northern Portugal) in September. We will base two aircraft there and will operate 11 routes, including four new routes, to Basel, Eindhoven, St. Etienne, and Tours. In Norway we will open seven new routes to/from Oslo-Rygge airport and four new routes from Oslo-Torp. This will offer Norwegian consumers even more competition, choice, and much lower fares compared to SAS's high fares and unjustified fuel surcharges.

"In Ireland airlines and passengers continue to suffer at the hands of an inept and incompetent aviation regulator who should be removed. Despite the recession and a traffic collapse at Dublin airport, this failed regulator has recently proposed further cost increases at Dublin Airport from January 2010, at a time when competitive airports all over Europe are reducing charges in order to grow traffic. This clueless regulator is totally out of touch with economic reality. He even admits that Dublin's latest price increases are 18% higher than they would have been if traffic had not fallen. Why is he rewarding Dublin airport for its traffic declines with an 18% price hike? As Dublin airport cost increase, the recent addition of the suicidal €10 tourist tax means that Irish passengers and tourism will continue to collapse in late 2009 and 2010.

"We announced plans to reduce Winter capacity at Stansted by 40% or 16 aircraft because of the BAA's unjustified increase in airport charges (despite enormous traffic falls) and the damage done to UK tourism by the £10 APD tourist tax. We will switch a substantial number of our aircraft from Irish and UK bases this winter to other European bases where progressive airports and sensible governments are scrapping tourist taxes and/or reducing airport fees, in some cases to zero.

"Our outlook remains cautious for the remainder of the fiscal year. Traffic growth is strong but at much weaker yields due to the recession and the impact of tourist tax in Ireland and the UK. We have limited visibility beyond the next two months but expect passengers to be very price sensitive for the rest of the year. On Friday last Lufthansa confirmed they were facing "crippling ticket price wars", and its economy traffic had "sunk drastically", as it struggled to compete with Ryanair's low fares (Note 2). We remain on track to deliver traffic growth of 15% to 67m passengers. We expect unit costs (excluding fuel) to fall by approx. 5%, and fuel costs will also be substantially lower thanks to our renewed hedging programme. We intend to use these fuel and other cost savings to fund continuous fare reductions. As a result we expect Q2 yields will be significantly lower than last year, at or even slightly above the minus 15% to 20% range previously guided. Based on this yield performance in H1 we expect the full year yield decline will be at or slightly more than minus 20% and accordingly, our full year net profit will be towards the lower end of the €200m to €300m range, previously guided.

"We continue to see enormous opportunities to grow our business. We are besieged by many European airports who realise that Ryanair is their only credible partner if they wish to reverse recent traffic declines or to deliver growth. Many of our competitors are guiding increased losses and declining traffic or in some cases (such as Aer Lingus) have refused to give any guidance at all. Ryanair will be the only major European airline to deliver passenger and profit growth in the current year. The winners in a deep recession will always be those companies like Aldi, Lidl, McDonalds, and Ryanair who offer the lowest prices and the best service to consumers. We will continue to expand as others fail. We will also continue to drive down costs and pass these on in the form of lower fares right across Europe for the benefit of each of our 67m passengers".

ENDS.                              Monday, 27th  July 2009

Note 1 - Excludes exceptional items. Exceptional items in the Quarter ended June 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding. Exceptional items in the Quarter ended June 30, 2008 included a €93.6m impairment of the Aer Lingus shareholding and an accelerated depreciation charge of €17.9m on fiscal 2009/2010 aircraft disposals.

Note 2 - Quote from Roland Busch Lufthansa main board director July 24, 2009.

For further information        Howard Millar                    Pauline McAlester

Please contact:                   Ryanair Holdings Plc            Murray Consultants

www.ryanair.com   Tel: 353-1-8121212  Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 33 bases and 850+ low fare routes across 26 countries, connecting 147 destinations. By the end of July 2009 Ryanair will operate a fleet of 199 new Boeing 737-800 aircraft with firm orders for a further 113 new aircraft, which will be delivered over the next 3 years. Ryanair currently employs a team of more than 7,000 people and expects to carry approximately 67 million passengers in 2009.

Ryanair Holdings plc
Condensed Consolidated Interim Balance Sheet as at June 30, 2009 measured in accordance with IFRS (unaudited)

	At Jun 30,	At Mar 31,
	2009	2009
	€M	€M
Non-current assets
Property, plant and equipment	3,860.4	3,644.8
Intangible assets	46.8	46.8
Available for sale financial assets	79.7	93.2
Derivative financial instruments	21.0	60.0
Total non-current assets	4,007.9	3,844.8

Current assets
Inventories	2.2	2.1
Other assets	117.4	91.0
Trade receivables	47.5	41.8
Derivative financial instruments	19.7	130.0
Restricted cash	388.5	291.6
Financial assets: cash > 3months	321.4	403.4
Cash and cash equivalents	1,790.2	1,583.2
Total current assets	2,686.9	2,543.1

Total assets	6,694.8	6,387.9

Current liabilities
Trade payables	140.1	132.7
Accrued expenses and other liabilities	983.2	905.8
Current maturities of debt	222.0	202.9
Derivative financial instruments	22.1	137.4
Current tax	0.3	0.4
Total current liabilities	1,367.7	1,379.2

Non-current liabilities
Provisions	77.3	72.0
Derivative financial instruments	41.3	54.1
Deferred income tax	164.6	155.5
Other creditors	122.5	106.5
Non-current maturities of debt	2,382.9	2,195.5
Total non-current liabilities	2,788.6	2,583.6

Shareholders' equity
Issued share capital	9.4	9.4
Share premium account	624.0	617.4
Capital redemption reserve	0.5	0.5
Retained earnings	1,901.0	1,777.7
Other reserves	3.6	20.1
Shareholders' equity	2,538.5	2,425.1

Total liabilities and shareholders' equity	6,694.8	6,387.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2009 measured in accordance with IFRS (unaudited)

	Pre Exceptional	Exceptional	IFRS Quarter	Pre Exceptional	Exceptional	IFRS Quarter
	Results	Items	ended	Results	Items	ended
	Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2009	2009	2009	2008	2008	2008
	€M	€M	€M	€'M	€'M	€'M
Operating revenues
Scheduled revenues	609.4	-	609.4	630.1	-	630.1
Ancillary revenues	165.3	-	165.3	146.8	-	146.8
Total operating revenues -continuing operations	774.7	-	774.7	776.9	-	776.9
Operating expenses
Staff costs	82.4	-	82.4	80.5	-	80.5
Depreciation	55.0	-	55.0	47.1	17.9	65.0
Fuel & oil	214.1	-	214.1	366.6	-	366.6
Maintenance, materials & repairs	19.2	-	19.2	14.3	-	14.3
Aircraft rentals	21.7	-	21.7	19.1	-	19.1
Route charges	81.2	-	81.2	74.1	-	74.1
Airport & handling charges	116.7	-	116.7	113.8	-	113.8
Marketing, distribution & other	29.7	-	29.7	35.7	-	35.7
Total operating expenses	620.0	-	620.0	751.2	17.9	769.1
Operating profit - continuing operations	154.7	-	154.7	25.7	(17.9)	7.8
Other income/(expenses)
Loss on impairment of available for sale financial asset	-	(13.5)	(13.5)	-	(93.6)	(93.6)
Gain on disposal of property, plant & equipment	1.6	-	1.6	0.1	-	0.1
Finance income	7.4	-	7.4	22.7	-	22.7
Finance expense	(18.3)	-	(18.3)	(30.0)	-	(30.0)
Foreign exchange gain	2.7	-	2.7	2.5	-	2.5
Total other (expenses)	(6.6)	(13.5)	(20.1)	(4.7)	(93.6)	(98.3)
Profit/(loss) before tax	148.1	(13.5)	134.6	21.0	(111.5)	(90.5)
Tax on profit on ordinary activities	(11.6)	-	(11.6)	-	-	-
Profit/(loss) for the period- all attributable to equity holders of parent	136.5	(13.5)	123.0	21.0	(111.5)	(90.5)
Earnings/(loss) per ordinary share (in € cent)
Basic	9.26		8.35	1.42		(6.11)
Diluted	9.23		8.31	1.41		(6.11)
Weighted average no. of ordinary shares (in Ms)
Basic	1,474.0		1,474.0	1,481.4		1,481.4
Diluted	1,480.3		1,480.3	1,483.6		1,481.4

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement for the quarter ended June 30, 2009 measured in accordance with IFRS (unaudited)

	Quarter	Quarter
	ended	ended
	Jun 30,	Jun 30,
	2009	2008
	€M	€M
Operating activities
Profit/(loss) before tax	134.6	(90.5)

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	55.0	65.0
(Increase)/decrease in inventories	(0.1)	0.1
(Increase) in trade receivables	(5.7)	(12.4)
Decrease/(increase) in other current assets	(28.1)	47.9
Increase in trade payables	7.4	32.8
Increase in accrued expenses	91.4	43.8
Decrease in other creditors	16.0	9.2
Increase in maintenance provisions	5.3	4.6
(Gain) on disposal of property, plant and equipment	(1.6)	(0.1)
Loss on impairment of available for sale financial asset	13.5	93.6
Decrease/(increase) in finance income	1.7	(2.7)
Decrease/(increase) in finance expense	0.6	2.0
Retirement costs	0.2	0.1
Share based payments	1.6	0.7
Income tax refunded/(paid)	-	0.5
Net cash provided by operating activities	291.8	194.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(348.6)	(110.4)
Proceeds from sale of property, plant and equipment	65.6	78.8
Purchase of equities classified as available for sale	-	(0.1)
Net reduction/(investment) in restricted cash	(96.9)	(11.1)
Net reduction in financial assets: cash > 3months	82.0	94.3
Net cash (used in)/provided by investing activities	(297.9)	51.5

Financing activities
Shares purchased under share buy back programme	-	(33.0)
Net proceeds from shares issued	6.6	0.1
Proceeds from long term borrowings Repayments of long term borrowings	267.0 (60.5)	48.6 (98.1)
Net cash provided by/(used in) financing activities	213.1	(82.4)

Increase in cash and cash equivalents	207.0	163.7
Cash and cash equivalents at beginning of the period	1,583.2	1,470.8
Cash and cash equivalents at end of the quarter	1,790.2	1,634.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Recognised Income and Expense for the quarter ended June 30, 2009 measured in accordance with IFRS (unaudited)
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2009	2008
	€M	€M

Net movements (out of)/into cash flow hedge reserve	(17.8)	35.1

Net (decrease) in fair value of available for sale financial asset	(13.5)	(93.6)
Impairment of available for sale financial asset	13.5	93.6
Net movements (out of)/into equity	-	-

Income and expenditure recognised directly in equity	(17.8)	35.1

Profit/(loss) for the quarter	123.0	(90.5)

Total recognised income and expense - attributable to equity shareholders	105.2	(55.4)

Reconciliation of results for the period under IFRS to adjusted results for the quarter ended June 30, 2009

The condensed consolidated interim income statement for quarter ended June 30, 2009, as set forth on page 2 of this interim financial report, presents the results for the quarter separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Group's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

In the current period we have presented an impairment of a financial asset investment separately because of the unusual nature of this item.  In the comparative quarter, in addition to the impairment of a financial asset, we have also categorised accelerated depreciation related to aircraft disposals as exceptional.  Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

  Reconciliation of profit/(loss) for the quarter to adjusted profit for the quarter

	Quarter ended Jun 30, 2009	Quarter ended Jun 30, 2008
	€M	€M

Profit/(loss) for the quarter - IFRS	123.0	(90.5)

Adjustments
Accelerated depreciation on property, plant and equipment...........................	-	17.9
Loss on impairment of available for sale financial asset...................................	13.5	93.6
Adjusted profit for the quarter	136.5	21.0

Accelerated depreciation  of €17.9m arose in the quarter ended June 30, 2008 on aircraft ultimately disposed of in the financial year 2009/2010, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to no gain or loss on disposal.

Impairment charge:   During the quarter the Group recorded an impairment charge of €13.5m (2008: €93.6m) on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €0.59 per share at March 31, 2009 to €0.50 per share at June 30, 2009.

Ryanair Holdings plc

Interim Management Report

Introduction

This interim financial report for the three month period ended June 30, 2009 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

•	Principal risks and uncertainties relating to the remaining nine months of the year;

•

Results of operations for the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008 including important events that occurred during the period are set forth in the Operating and Financial review on pages 7-9;

•	A reconciliation of results for the period under IFRS to adjusted results for the quarter ended June 30, 2009 is set forth on page 5;

•	Related party transactions; and

•	Post balance sheet events.

.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

Board of directors

Details of the members of our Board of Directors are set forth on pages 29 and 30 of our 2008 Annual Report.

Related party transactions

See note 15.

Post balance sheet events

See note 13.

Ryanair Holdings plc and Subsidiaries

 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 5.

Exceptional items in the quarter ended June 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding. Exceptional items in the quarter ended June 30, 2008 amounted to €111.5m consisting of an impairment of the Aer Lingus shareholding of €93.6m and an accelerated depreciation charge of €17.9m on aircraft ultimately disposed of in the financial years 2009/2010.

Adjusted profit excluding exceptional items increased by €115.5m to €136.5m in the quarter ended June 30, 2009. Including exceptional items the profit for the quarter was €123.0m compared to a loss of €90.5m in the quarter ended June 30, 2008.

Summary quarter ended June 30, 2009

Adjusted profit after tax increased by €115.5m to €136.5m compared to €21.0m in the quarter ended June 30, 2008 primarily due to a 42% decrease in fuel costs, partially offset by a 13% decline in average fares.   Total operating revenues remained relatively flat at €774.7m, despite an 11% growth in passenger volumes, as average fares declined by 13%, due to the global recession, price promotions and weaker euro/sterling exchange rates.  Ancillary revenues grew by 13% to €165.3m during the quarter.   Total revenue per passenger, as a result, decreased by 10%, whilst the  Load Factor increased by 2 points to 83% during the quarter.

Total operating expenses fell by 18% to €620.0m, primarily due to lower fuel prices, offset by the higher level of activity and increased operating costs associated with the growth of the airline.  Fuel, which represents 35% of total operating costs compared to 49% in the comparative quarter, decreased by 42% to €214.1m due to the drop in the price per gallon paid offset by an increase in the number of hours flown.   Unit costs excluding fuel  fell by 5% and including fuel they fell by 26%.    Operating margin increased by 17 points to 20% whilst  operating profit increased by €129.0m to €154.7m.

Net margin increased from 3% at June 30, 2008 to 18% in the current quarter for the reasons outlined above.

Adjusted earnings per share for the year was 9.26 euro cent compared to earnings per share of 1.42 euro cent in the quarter ended June 30, 2008.

Gross cash  increased by €221.9m to €2,500.1m. The Group generated cash from operating activities of €291.8m and a further €65.6m from the sale proceeds of three Boeing 737-800 aircraft, which together partially funded capital expenditure in the quarter.  Capital expenditure of €348.6m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 18 new Boeing 737-800 aircraft.   Long term debt, net of repayments, increased by €206.5m to €2,604.9m during the quarter.  The Group had  net debt  of €104.8m at quarter end compared to net debt of €120.2m at March 31, 2009.

  Detailed Discussion and Analysis quarter ended June 30, 2009

Adjusted profit after tax, increased by €115.5m to €136.5m primarily due to lower fuel costs, partially offset by a 13% decline in average fares.   Total operating revenues remained relatively flat at €774.7m as average fares fell by 13% due to the global recession, price promotions and the adverse impact of the movement in euro/sterling exchange rates, offset by an 11% increase in passenger numbers and strong growth in ancillary revenues. Fuel, which represents 35% of total operating costs compared to 49% in the prior period comparative, decreased by 42% to €214.1m due to the drop in the price per gallon paid offset by an increase in the number of hours flown.   Unit costs excluding fuel  fell by 5% and including fuel they fell by 26%.     Operating margin, as a result, increased by 17 points to 20%, whilst  operating profit increased by €129.0m to €154.7m.

Total operating revenues remained relatively flat at €774.7m, slower than the 11% increase in passenger traffic to 16.6m which was offset by a 13% decline in average fares.

Total revenue per passenger decreased by 10% due to strong growth in ancillary revenues offset by a 13% fall in average fares.

Scheduled passenger revenues decreased by 3% to €609.4m due to an 11% rise in passenger volumes on existing routes offset by a 13% decrease in average fares, due to the global recession, price promotions, lower baggage penetration rates, and the adverse impact of the movement in euro/sterling exchange rates.   Load factor increased by 2 points to 83%, compared to the quarter ended June 30, 2008.

Ancillary revenues  continue to outpace the growth in passenger volumes and rose by 13% to €165.3m (21% of our total operating revenue).

Total operating expenses decreased by 17% to €620.0m primarily due to the 42% decrease in fuel prices and 5% unit cost reductions (ex fuel) delivered in the quarter offset somewhat by the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 2% to €82.4m.  This reflects a 10% increase in average employee headcount to 6,938, offset by the impact of a company wide pay freeze, the higher portion of contract pilots operating during the quarter, and the rise in cabin crew numbers during the quarter who earn lower than the average salary.

Depreciation and amortisation increased by 17% to €55.0m. This reflects, net of disposals, an additional 22 lower cost 'owned' aircraft in the fleet this quarter compared to the quarter ended June 30, 2008 and the impact of overhaul checks undertaken during the quarter.

Fuel costs decreased by 42% to €214.1m primarily due to the lower cost of fuel in the period.

          Maintenance costs increased by 34% to €19.2m due to a 21% increase in the number of leased aircraft from 39 to 47 and additional costs arising from increased line maintenance activity at new bases.

Aircraft rental costs increased by 14% to €21.7m, which is lower than the 21% increase in the number of leased aircraft from 39 to 47 compared to the quarter ended June 30, 2008, reflecting the positive impact of lower lease rentals obtained.

Route charges  rose by 10% to €81.2m due to an increase in the number of sectors flown offset by the positive impact of a stronger euro versus sterling.

Airport & handling charges increased by 3% to €116.7m due to an 11% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Marketing, distribution and other expenses decreased by 17% to €29.7m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products, cost reductions on some indirect costs and the increased focus on internet based promotions.

Operating margin increased by 17 points to 20% due to the reasons outlined above and operating profits have increased by €129.0m to €154.7m compared to the quarter ended June 30, 2008.

Finance income decreased by 67% to €7.4m primarily due to the impact of lower base interest rates and the prudent placement of funds with highly rated and guaranteed financial institutions.

Finance expense decreased by 39% to €18.3m primarily  due to the impact of lower interest rates and the drawdown of debt to part finance the purchase of new aircraft.

Foreign exchange gains during the period of €2.7m are primarily due to the impact of changes in the sterling rate against the euro.

Balance sheet

Gross cash  increased by €221.9m to €2,500.1m. The Group generated cash from operating activities of €291.8m and a further €65.6 from the sale proceeds of three Boeing 737-800 aircraft, which together partially funded capital expenditure in the quarter. Capital expenditure of €348.6m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 18 new Boeing 737-800 aircraft.   Long term debt, net of repayments, increased by €206.5m to €2,604.9m during the quarter.  The Group had  net debt  of €104.8m at quarter end compared to net debt of €120.2m at March 31, 2009.

Shareholders' equity  at June 30, 2009 increased by €113.4m to €2,538.5m, compared to March 31, 2009 due to the impact of IFRS accounting treatment for derivative financial investments, pensions and stock option grants and the post exceptional profit of €123.0m in the quarter. (See details in note 9).

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.  Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2009 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated financial statements of the Group for the year ended March 31, 2008 are available at  www.ryanair.com .

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2008 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 ("IAS 34") "Interim Financial Reporting" as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS's as issued by the International Accounting Standards Board.

The comparative figures included for the year ended March 31, 2009 do not constitute statutory financial statements of the Group within the meaning of the Companies (Amendment) Act, 1986. Statutory financial statements for the year ended March 31, 2008 were filed with the Companies office and are also available on the Company's website.  The independent auditor's report on these financial statements was unqualified.

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. In the current period we have presented an impairment of a financial asset investment because of the unusual nature of this item. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the quarter ended June 30, 2009 on July 24, 2009.

2.  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these unaudited condensed consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.  Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2009 was 8.6%.  The tax charge of €11.6m primarily comprises a deferred tax charge relating to the utilisation of previous trading losses.

5.  Share based payments

The terms and conditions of the share option programmes are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the quarter of approximately €1.6m is related to the fair value of various share options granted in prior years, which are being recognised within the income statement in accordance with employee services rendered.

6.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At June 30, 2009 Ryanair had an operating fleet of 196 Boeing 737-800 aircraft. It also had firm orders for an additional 116 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 292 aircraft by March 31, 2012.

8.  Available for sale financial assets (Aer Lingus)

In the quarter ended June 30, 2009, the Group recorded an impairment charge of €13.5m on its shareholding in Aer Lingus reflecting a further decline in the Aer Lingus share price from €0.59 per share at March 31, 2009 to €0.50 at June 30, 2009.

9.  Changes in shareholders' equity

                                                                                                                                                           Other Reserves

		Share		Capital
	Ordinary	premium	Retained	Redemption		Other
	Shares	account	earnings	Shares	Hedging	Reserves	Total
	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2
Issue of ordinary equity shares	-	1.6	-	-	-	-	1.6
Repurchase of ordinary equity shares	-	-	(46.0)	-	-	-	(46.0)
Capital redemption reserve fund	(0.1)	-	-	0.1	-	-	-
Net movements into cash flow reserve	-	-	-	-	140.2	-	140.2
Share based payments	-	-	-	-	-	3.8	3.8
Retirement benefits	-	-	(7.5)	-	-	-	(7.5)
Subtotal	(0.1)	-	(53.5)	0.1	140.2	3.8	90.5
(Loss) for the period	-	-	(169.2)	-	-	-	(169.2)
Balance at March 31, 2009	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Issue of ordinary equity shares	-	6.6	-	-	-	-	6.6
Net movements into cash flow reserve	-	-	-	-	(17.8)	-	(17.8)
Share based payments	-	-	-	-	-	1.6	1.6
Transfer of exercised and expired share based awards	-	-	0.3	-	-	(0.3)	-
Subtotal	-	-	0.3	-	(17.8)	1.3	(16.2)
Profit for the period	-	-	123.0	-	-	-	123.0
Balance at June 30, 2009	9.4	624.0	1,901.0	0.5	(19.8)	23.4	2,538.5

10.  Analysis of operating revenues and segmental analysis

All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Quarter	Quarter
	ended	ended
	Jun 30,	Jun 30,
	2009	2008
	€M	€M
United Kingdom	225.3	261.2
Other European countries	549.4	515.7
Total operating revenues	774.7	776.9

All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

11.    Earnings/(losses) per share

	Quarter	Quarter
	ended	ended
	Jun 30,	Jun 30
	2009	2008
Basic earnings/(losses) per ordinary share euro cent	8.35	(6.11)
Diluted earnings/(losses) per ordinary share euro cent	8.31	(6.11)
Weighted average number of ordinary shares (in M's)	1,474.0	1,481.4
Weighted average number of ordinary shares (in M's)	1,480.3	1,481.4

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 6.3m (2008: nil). For the quarter ended June 30, 2008 there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares of 2.2m outstanding was anti-dilutive.

12.  Property, plant and equipment

Acquisitions and disposals

During the quarter ended June 30, 2009, the Group acquired assets with a cost of €348.6m (quarter ended June 30, 2008: €110.4m).  There were three Boeing 737-800 aircraft disposed of during the period, the balance of the sales proceeds of which amounted to €65.6m.

13.  Post balance sheet events

There were no significant post balance sheet events.

14.  US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these preliminary financial statements.

15.  Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the quarter ended June 30, 2009 that materially affected the financial position or the performance of the Company during the period and there were no changes in the related parties described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the year.

     Ryanair Holdings plc

Responsibility Statement

Statement of the directors in respect of the three-month financial report

We, being the persons responsible within Ryanair Holdings plc, confirm our responsibility for the three-month financial report and that to the best of our knowledge:

1)  The condensed consolidated interim financial statements, comprising the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of recognised income and expense and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002;

     2)   The interim management report includes a fair review of:

                     (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the three months ended June 30, 2009 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending June 30, 2009; and

                    (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the three months ended June 30, 2009 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2008 Annual Report that could do so.

The Group’s auditors have not reviewed these condensed consolidated interim financial statements.

On behalf of the Board

David Bonderman                                                            Michael O'Leary

Chairman                                                                          Chief Executive

July 24, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  27 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary